SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant’s name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F  X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By:	/s/ John Murphy
Name:	John Murphy
Title:	Company Secretary

Date: April 26, 2007

SkyePharma PLC

Preliminary statement of annual results

for the year ended 31 December 2006

SkyePharma PLC (LSE:SKP; NASDAQ: SKYE), LONDON, ENGLAND, 26 April 2007

Summary of Results

	2006	2005
	£’m	£’m
Continuing operations
Revenue from continuing operations	43.0	50.8

Research & development expenditure	22.9	14.3

Operating loss from continuing operations before exceptionals	13.9	1.0
Loss before tax from continuing operations after exceptionals	17.9	20.3

Discontinued operations
Operating loss from discontinued operations (before exceptionals)	16.1	15.9
Loss before tax from discontinued operations after exceptionals	59.0	30.3

Net debt
Total debt less cash including convertible bonds at 31 December 2006	111.7	109.8

Highlights

•	Company restructuring successfully completed by new management team

•	Sale of Injectable Business completed in March 2007:

•	Eliminates related operating losses and need to invest

•	Potential upside from development of DepoBupivacaine™ at no cost/risk to the Group

•	Major financial restructuring:

•	Raised £35m new finance facility from Christofferson Robb & Co. (“CRC”) in December 2006

•	Paul Capital Refinancing agreed in March 2007. Exceptional credit £20.1m in 2006

•	Equity placing raised £14.8m (net) in March 2007

•	Total debt less cash at year end £111.7m (2005: £109.8m) including convertible bonds

•	Good progress with Flutiform™:

•	Licensed for US to Kos (now Abbott), for Europe to Mundipharma

•	Phase III clinical trials progressing to plan with Food and Drug Administration (“FDA”) filing expected around end of 2007

•	Revenue:

•	Revenue from continuing operations down 15% to £43.0m (2005: £50.8m)

•	Cash received from license signing and milestone fees up 24% at £30.0m (2005: £24.1m)

•	Royalty revenue totalled £18.1m (2005: £19.6m), reflecting continuing sales of existing products

Dr Jerry Karabelas, Non-Executive Chairman, said: “The past year was one of significant transition that has established a new direction for SkyePharma. The new management team has successful completed a fundamental restructuring of the Company’s operations and finances and SkyePharma is now well placed to move forward. Our key priorities in the coming year will be to complete the US clinical trial programme for our lead asthma product, Flutiform™, and to leverage the Company’s skills and technologies in oral and inhalation drug delivery.”

The results presentation has been published on the Company’s website and a webcast of the analysts conference will be available shortly after that conference is concluded.

For further information please contact:

SkyePharma PLC
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer	+44 207 491 1777
Peter Grant, Finance Director

Financial Dynamics (London enquiries)
David Yates / Deborah Scott	+44 207 831 3113

Trout Group (US enquiries)
Christine Labaree / Seth Lewis	+1 617 583 1308

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Group has ten approved products in the areas of oral, inhalation and topical delivery. The Group’s products are marketed throughout the world by leading pharmaceutical companies. For more information, visit www.skyepharma.com.

CHAIRMAN’S STATEMENT

2006 was a year of significant transition that established a new direction for SkyePharma. The new management team with Frank Condella as CEO, Ken Cunningham as COO and Peter Grant as Finance Director delivered on all of the objectives set early in the year, and transformed the financial position of the Group.

Consolidated results

The continuing business (being the Group excluding the Injectable Business which was sold in March 2007) achieved revenues of £43.0 million in the year, 15% below the £50.8 million reported in 2005. This was primarily due to the deferral of recognition of up-front milestone payments received in 2006 for the US and European marketing and distribution rights for Flutiform™. Cash received from milestones totalled £30.0 million (2005: £24.1 million).

The continuing business incurred an operating loss, before exceptional items, of £13.9 million (2005: loss of £1.0 million) after investing £19.0 million (2005: £8.7 million) in the continued development of Flutiform™. After net finance costs and share of losses in associated companies, the continuing business incurred a loss before exceptional items and tax of £25.0 million (2005: £15.2 million).

Exceptional items totalled £29.9 million (net). Exceptional charges arose from the impairment of assets (including £37.0 million from the write down of the carrying value of the Injectable Business, which was sold on 23 March 2007) and other one-off charges as detailed in Note 3 to the preliminary announcement. An exceptional credit of £20.1 million arose from the reduction in estimated future payments to Paul Capital as detailed in Note 11. The Injectable Business lost £22.0 million in the year (2005: £14.0 million) which is reported as a result from Discontinued Operations. The net result after exceptional charges, finance charges and tax was a loss of £77.7 million (2005: £50.9 million).

Achievements

Under the leadership of the new management, we have achieved all of the objectives set early in 2006 as well as completing a major financial restructuring which has significantly strengthened the Group’s working capital position.

We achieved our objective of licensing Flutiform™, our key combination asthma product, for the United States and Europe. We announced Kos Pharmaceuticals, Inc. as our US partner in May and Mundipharma International Corporation Limited as our partner for Europe in September. Kos was subsequently acquired by Abbott Laboratories, which is now our partner for the important US territory. We have not yet concluded agreements for Canada and Japan but are aiming to do so in 2007.

Phase III trials for Flutiform™ started in February 2006, as planned, and all studies are progressing well.

Flutiform™ development represents our largest expense and use of cash. This will continue until the New Drug Application (“NDA”) is filed in the US, which is expected to be around the end of 2007. Flutiform™ European development is also continuing with filing expected in 2008.

Foradil® Certihaler™, which is licensed to Novartis worldwide, was approved in December in the United States by the FDA. This was a major achievement for our development team and the device. We continue to work with Novartis regarding the potential commercialisation of this product and we also see the device as having potential in other products.

Our oral pipeline was expanded with one new partnered project, a controlled release version of nisoldipine (Sular®), with Sciele Pharma, our US partner for Triglide™. We are currently working to partner two other early stage products: a sleep disorder product and a product to treat acute pain and inflammation. Given the size of these indications, and the potential costs associated with conducting clinical trials for these programmes, we have decided the best course of action would be to find partners for these programmes to share in the potential costs of development. This will enable us to focus our financial resources on completing the Flutiform™ development whilst creating future value from our innovative ideas, skills and technology.

In early January 2007, we reached agreement with Blue Acquisition Corp. to divest our Injectable Business. This is a stand-alone operation in San Diego with its own management team and manufacturing facilities for marketed products (DepoCyt® and DepoDur™). Its major pipeline product is DepoBupivacaine™, which represents a significant commercial opportunity. Consideration for the sale included an upfront payment and other potential payments dependant on the successful commercialisation of DepoBupivacaine. The disposal of the Injectable Business both releases cash and relieves the Group of a significant cash burn due to operating losses and the potential costs of future product development and related capital expenditure.

We reduced corporate overhead costs by closing our New York office and significantly reducing the size of our London Office. We intend to continue to keep costs firmly under control and anticipate a substantial reduction in expenditure on research and development once the Flutiform™ trials are completed.

Financing

Ahead of the sale of the Injectable Business, we arranged a royalty and asset based financing facility from Christofferson Robb & Co. (CRC) for approximately £35 million. Upon completion of the sale in March 2007, we also completed a refinancing of the Paul Capital facility and an equity placing for £14.8 million (net of costs). This financial restructuring together with the consideration received for the Injectable Business has greatly improved our cash position and will result in a substantial reduction of the cost of the Paul Capital finance charges in 2007 compared with 2006. In 2007 we will commence work on refinancing the £89.6 million convertible bonds so that the earliest redemption dates are extended in order to more closely match the liquidity profile of the Group.

Board

The stronger financial position of the Group provides the opportunity to work on attracting new talent and reshaping the composition of the non-executive membership of the Board. During 2006, we established a process whereby we consult with major investors on the selection of new Directors as well as overall business strategy. Following a review of the fee structure, from 1 April 2007 the Chairman and Non-Executive Directors have agreed to lower compensation amounting in aggregate to a reduction in total fees of nearly one third. The Remuneration Committee in consultation with the Executive Directors, and with their full support, has not awarded them any bonuses in respect of 2006 or base salary increase in respect of 2007. Although overall non-financial objectives and the major financial restructuring were achieved during 2006 or shortly thereafter it was agreed by the Executive Directors that the Company’s share price performance during 2006 did not warrant any such bonuses or increase.

Long term incentive plans

As announced on 18 April 2007, having taken advice and consulted with principal shareholders, the Board has called an extraordinary general meeting on 4 May 2007 to seek approval for a long term incentive plan to provide incentives to Executive Directors and senior managers. The previous plans expired in June 2006 and the Remuneration Committee concluded that it would be appropriate to implement a replacement plan as soon as possible to provide the Executive team with the appropriate incentives in alignment with the interests of the Company’s shareholders.

Strategy and objectives

SkyePharma’s strategy is to become a leading speciality pharmaceutical company by using its proprietary technologies and competitive capabilities, particularly in the areas of inhaled and controlled-oral drug delivery, to produce new formulations of known molecules that meet market needs.

Our near-term objectives are as follows:

•	Work with partners to maximize royalty streams of existing and near-term launch products

•	Marketed products include Paxil CR™, Xatral® OD (Uroxatral ®), Solaraze® and Triglide™

•	Near-term launch products include Requip® XL 24-hour™, Lodotra™, zileuton CR, Foradil® Certihaler™ and nisoldipine CR

•	Successfully complete development of Flutiform™ and gain approvals for asthma in the US and European markets. Work with partners to gain additional indications of COPD and paediatrics

•	Finalize marketing partners for Flutiform™ for Canada and Japan

•	Enter into new partner-financed development programs that increase the number of products in our pipeline

•	Reduce unfunded third party expenditure on clinical trials significantly after the successful filings of Flutiform™ in US and Europe

•	Use Flutiform™ earnings to further strengthen the balance sheet and provide new opportunities for future growth

Outlook

In 2007, since new products are planned to be launched towards the end of the year, revenues are unlikely to show a significant increase compared with 2006. We expect that there will be some reduction in sales, general and administration costs compared with 2006, but these savings are likely to be more than offset by the planned costs of completing the Phase III clinical trials for Flutiform™ during 2007.

In 2008, as the research and development costs scale back to a more normal level and pipeline products come to market, our objective is to move into operating profit (before finance costs). We have set a target to become profitable (after tax) in 2009. Our goal remains to deliver long-term value for shareholders.

We thank all of our shareholders, employees and many business partners for their support during the past year.

Dr Jerry Karabelas

Non-Executive Chairman

OPERATING AND FINANCIAL REVIEW

Review of Products

Inhalation Products

Flutiform™ HFA-MDI

Flutiform™ HFA-MDI is a fixed-dose combination of formoterol and the inhaled steroid fluticasone in a metered dose inhaler (‘MDI’). The product uniquely incorporates the fastest onset long-acting beta-agonist (formoterol) with the most commonly prescribed steroid (fluticasone) in combination with an environmentally friendly aerosol propellant (‘HFA’) and is being developed for asthma and chronic obstructive pulmonary disease (‘COPD’). Flutiform™ commenced Phase III trials in February 2006, on target, and is on track for a target US filing date around the end of 2007, with a target approval in the first half of 2009. The European filing is targeted for the end of 2008 with launch expected in 2010.

In May 2006 we announced that we had entered into an agreement with Kos Pharmaceuticals, Inc. to market Flutiform™ in the US and in September we announced an agreement with Mundipharma International Corporation Limited to develop Flutiform™ for Europe and other territories outside the Americas and Japan.

In December 2006 Abbott Laboratories acquired Kos, stating that Flutiform™ will provide an expanded presence for Abbott in the $10 billion asthma market. The Directors believe that prospects for Flutiform™ are enhanced by Abbott’s acquisition of Kos as Abbott brings additional size and marketing strength in the primary care area which complements the specific expertise Kos has in inhalation therapies.

Abbott has exclusive rights to market Flutiform™, once approved, in the US and a right of first negotiation for Canada. SkyePharma could receive up to $165 million (£89 million) in milestone payments, of which $25 million (£13.5 million) were paid upfront, up to $80 million (£43.2 million) are payable up to and including approval and up to $60 million (£32.4 million) are sales related. In addition the Group will earn royalties starting in the mid teens on net sales by Abbott. We are managing and funding the trials needed for approval of Flutiform™ in adult asthma while, if it chooses to do so, Abbott is responsible for managing and funding the trials needed for all other indications, including COPD and paediatrics. Abbott is also responsible for all marketing and post-approval studies. The US represents the largest market opportunity for Flutiform™, where sales of combination products containing a steroid and a long-acting beta-agonist are forecast to exceed $6 billion by 2009, which is when we expect Flutiform™ to be launched.

Mundipharma has exclusive rights in Europe and other territories outside the Americas and Japan. The agreement provides for up to €82 million (£58.6 million) in milestone payments, of which €15 million (£10.7 million) was paid upfront to the Group, up to €27 million (£19.3 million) payments are earmarked to cover specific development costs and up to €40 million (£28.6 million) are sales related. In addition the Group will earn royalties, escalating upwards from a low teens percentage of net sales. Mundipharma will have access to data from the trials we are conducting for FDA approval, which will be used as the basis for obtaining European approval. Mundipharma will also conduct an additional clinical study needed for regulatory approval in Europe and also the studies needed to extend the indication to paediatric patients and to a higher dose strength. The costs of these studies will be recouped from future royalty and milestone payments to SkyePharma.

As stated above, the Flutiform™ project continues to operate substantially to the original timescales. We are in the process of seeking licensees for Canada and Japan.

Under the agreement with Abbott and Mundipharma, SkyePharma will supply Flutiform™, which will be sourced from a third party manufacturer.

Both Abbott and Mundipharma share our belief in the high potential of Flutiform™ as a superior product concept, differentiated from competing combination asthma products.

Pulmicort® HFA-MDI

This new HFA-MDI containing AstraZeneca’s inhaled corticosteroid Pulmicort® (budesonide) which was developed for territories outside of the US, was filed for marketing authorisation in June 2005 on a country-by-country basis in Europe for the treatment of asthma in adults and children. The HFA-MDI will replace the currently available MDI formulation of Pulmicort® which uses the environmentally unfriendly chlorofluorocarbons (CFCs) as the propellant. SkyePharma developed this new formulation, which employs its proprietary formulation technology, and also conducted the clinical development programme for AstraZeneca. The product has been approved in 11 countries, including Germany, Spain and Switzerland. AstraZeneca is now managing the launch process and has already launched Pulmicort® HFA-MDI in Finland, Latvia and Denmark. SkyePharma earns a mid teens royalty on AstraZeneca’s net sales of Pulmicort® HFA-MDI.

Foradil® Certihaler™

The Foradil® Certihaler™ is the multi-dose dry powder inhaler version of Novartis’s long-acting beta-2-agonist Foradil® (formoterol fumarate). Global sales of Foradil® (in other devices) were $331m in 2006. For Foradil® Certihaler™ we developed not only the multi-dose dry-powder inhaler device but also the formulation technologies designed to ensure dose consistency regardless of storage conditions. After launch in two European markets in late 2005, the product was voluntarily withdrawn by Novartis early in 2006 because a small number of patients received an incorrect dose after mishandling the device. During 2006 SkyePharma and Novartis successfully made modifications to the inhaler to prevent the identified problem from recurring and submitted these to the FDA. In December 2006 the FDA approved the modified Foradil® Certihaler™ for the treatment of asthma. Foradil® Certihaler™ is approved in 30 countries outside of the United States.

We continue to work with Novartis regarding the potential commercialisation of this product, following which we would earn a mid single digit royalty on net sales as well as manufacturing and supplying the product.

We see the SkyeHaler™ multi-dose dry powder inhaler device (used for Foradil® Certihaler™) as having potential in other products, including combination products.

Oral and Topical Products

Paxil CR™

Paxil CR™ is an improved formulation of the anti-depressant Paxil® developed by SkyePharma with GlaxoSmithKline using SkyePharma’s Geomatrix™ technology. Sales of Paxil CR™ in 2006 were up by 38% on the prior year to $318 million. The majority of these sales were in the US on which we earned a royalty of 4%. However this growth was largely a result of short term supply disruption of Paxil CR™ during 2005. Royalty income was, however, down compared with 2005 as during the supply disruption we were paid royalties based on higher budgeted sales of Paxil CR™ as required by contract. The first US generic competitor for Paxil CR™ could enter the market in the second half of 2007 and this could impact sales of Paxil CR™.

Xatral® OD

Xatral® OD (Uroxatral® in the United States) is our once-daily version of Sanofi-Aventis’ Xatral® (alfuzosin), a treatment for the urinary symptoms of benign prostatic hypertrophy. Xatral® OD has been on the market outside the US since April 2000 and older multidose versions of Xatral® have now largely been withdrawn. European sales have started to be affected by generic competition after the expiry of a key European patent in May 2006, and the impact increased in the second half of 2006. However this impact was offset by strong growth in the US. In 2006, reported sales of all forms of Xatral® were €353 million, up by 7.3% (on a comparable basis) on the prior year. Included in this were US sales of Uroxatral®. SkyePharma earns low single digit royalties on net sales of Xatral® OD (Uroxatral®).

Solaraze®

Solaraze® (diclofenac) our topical gel treatment for actinic keratosis, an early form of skin cancer, is marketed in the US by Bradley Pharmaceuticals. Sales in 2006 were up by 50% on the prior year to $22 million. Sales in Europe and certain other territories by Shire plc were $13.2 million, up by 6% from $12.5 million in 2005. Both partners are actively involved in campaigns to raise awareness of the risks posed by this common condition. Solaraze® has been approved and marketed in the United States and Europe for several years and received approval for registration by the Australian Government Department of Health and Ageing Therapeutic Goods Administration (TGA) on 28 November 2006. SkyePharma’s marketing partner in Australia, Shire plc, aims to launch Solaraze® after selection of a distributor and final approval of product information and reimbursement. SkyePharma receives a low teens royalty on relevant net sales.

Triglide™

Triglide™ (fenofibrate), an oral treatment for elevated blood lipid disorders, is marketed in the US by Sciele Pharma, Inc. and was launched in July 2005. In December 2006, Triglide™ captured 2.5% of new prescriptions for fenofibrate and 1.8% of total prescriptions. Triglide growth was due primarily to greater focus by Sciele’s sales force on key targeted physicians and increased managed care access and was one of the key drivers in Sciele’s strong revenue growth. SkyePharma receives 25% of Sciele’s net sales, out of which we pay for manufacturing.

Requip® XL 24-hour™

Requip® XL 24-hour™ (ropinirole) for Parkinson’s disease was developed in partnership with GlaxoSmithKline. A recent study showed that adding Requip® XL 24-hour™ ropinirole prolonged release tablets to Parkinson’s disease patients’ existing levodopa therapy significantly reduced the “off” time by an average of more than two hours per day when compared with baseline prior to treatment, thus allowing patients to continue their daily activities for a longer period of time. In addition, the 24 hour dosing regime should significantly aid compliance. It was filed for approval at the end of 2005 in Europe, and regulatory approval was received in France in April 2007. It also has approval in Canada, Slovakia, Slovenia, Latvia and Estonia and GlaxoSmithKline plans to gain further marketing authorisations in other member states of the European Union. The US NDA was submitted in February 2007, and the US FDA accepted the submission for filing in April 2007. SkyePharma will earn low-mid single digit royalties on net sales of the Requip® XL 24-hour™ formulation only. GlaxoSmithKline’s sales of Requip®, the immediate release form for Parkinson’s disease and restless legs syndrome in 2006 were at GBP 268 million, up by 74% (at constant exchange rates) on the prior year. Parkinson’s disease makes up about 40% of current Requip® sales in the United States.

Zileuton CR

We have developed a controlled release formulation of the oral asthma drug zileuton for Critical

Therapeutics. Zileuton is a highly potent anti-inflammatory drug. The current immediate-release formulation of zileuton (marketed as ZYFLO®) is approved for asthma in the US and has a four times daily dosing regimen. The controlled-release formulation of zileuton (zileuton CR), taken twice daily, utilises our Geomatrix™ technology, and is currently awaiting FDA approval in the US. Pending regulatory approval, Critical Therapeutics expects to launch the product in the second half of 2007. We will manufacture the product at our plant in Lyon, France and receive a high-mid single digit royalty on net sales of zileuton CR. In March 2007, Critical Therapeutics announced the signing of a definitive co-promotion agreement with Dey, L.P., part of the Merck KGaA group of companies, that strengthens the resource available for marketing zileuton CR in the US respiratory care market.

Lodotra™

Lodotra™, developed for Nitec, is a novel modified-release formulation of prednisone, a widely-used anti-inflammatory drug for treating the pain and stiffness caused by rheumatoid arthritis. With our Geoclock™ delivery system the drug can be taken at bedtime but released in the early hours of the morning, the optimum time. Nitec filed the product in Europe in September 2006 and launch is expected in 2007. In Phase III studies Lodotra™ patients showed significantly reduced morning stiffness compared with the group using standard immediate release prednisone. Merck KGaA will market the product in Germany and Austria. Nitec is currently in negotiations with potential licensees for other markets. SkyePharma will manufacture the product at its plant in Lyon and receive a mid single digit royalty on net sales.

Nisoldipine CR

In May 2006 we entered into an agreement with Sciele Pharma (our US licensee for Triglide™) to develop an improved version of Sciele’s leading product Sular® (nisoldipine CR), a calcium channel blocker antihypertensive. New prescriptions of Sular® increased 24.6% and total prescriptions increased 20.0% in the fourth quarter of 2006 compared with the fourth quarter of 2005. One of the key factors driving Sular prescription growth was the successful leveraging of Sciele’s improved managed care position by their primary care sales force. Nisoldipine CR is expected to be filed in the first half of 2007 with launch in 2008. SkyePharma will manufacture the product at its plant in Lyon, France, and receive a low mid single digit royalty on net sales of nisoldipine CR and SkyePharma will also receive a total of up to $5 million (£1.5 million) in milestone payments. $1 million (£0.5 million) has been paid at signing and up to $4 million (£2 million) will be paid up to approval in the US, which is expected in 2008.

Research & development

In addition to the above late stage oral pipeline products we are also working on various other earlier stage projects addressing such areas as sleep disorders and pain/inflammation.

We continue to seek additional applications of our technologies and skills through a combination of in-house innovation and external collaboration. Our research and development activities are focused on developing new formulations of known molecules and applying our proprietary technology to provide a clinical advantage and life-cycle extension. By using our multiple technologies, proven skills, regulatory and manufacturing expertise, we have a proven track record of building a product pipeline for commercialisation through out-licensing to co-development and marketing partners. We do not intend to finance further major clinical trial programs before Flutiform™ is launched.

Financial Review

Continuing business and discontinued operations

The Injectable Business, which was sold on 23 March 2007, is included as a discontinued business for the reasons set out in Note 7. Accordingly the consolidated income statement shows the net results of the Injectable Business separately (described as Discontinued Operations) and all other lines (including revenues, gross profit and operating loss) are for the continuing business. The comparatives in the consolidated income statement have been re-stated accordingly and, except where otherwise stated, all commentary in the Chairman’s statement and the business and financial review relates to the continuing business.

Revenue

Revenues for 2006, at £43.0 million, were 15% below the £50.8 million reported in 2005. This was primarily due to the deferral of recognition of up-front milestone payments received in 2006 for the US and European marketing and distribution rights for Flutiform™. Cash received from milestones totalled £30.0 million (2005: £24.1 million) whilst deferred revenues from milestones increased from £10.6 million at 31 December 2005 to £18.2 million at 31 December 2006 (see deferred income section below).

Revenues recognised from license signing and milestone fees amounted to £12.7 million in 2006 compared with £16.4 million in 2005, primarily due to deferral of proportionally more revenue from payments received in 2006. Up-front payments are generally deferred and recognised over the period of development up to the completion of the development phase, such as filing or approval. To the extent that they relate to reduced royalty rates they may be spread over the period of that reduction in rates. Consequently, whilst the Group received £13.5 million (US$25.0 million) in May 2006 from Kos for the US marketing rights to Flutiform™, only £5.7 million was recognised as revenue in 2006 and the balance is expected to be recognised over the period up to filing. In addition, SkyePharma received £10.2 million (€15.0 million) from Mundipharma for the European marketing rights to Flutiform™, but only £1.2 million was recognised as revenue in 2006, and a large part of the balance was deferred to be released post-launch to offset a temporary royalty reduction, being SkyePharma’s contribution to Mundipharma’s costs for developing the higher dose strength version. Contract research and development costs recharged decreased £2.0 million to £1.6 million, compared with £3.6 million in 2005, mainly due to a fall in the revenue from Novartis in respect of the QAB 149 project and the focus of available resources on the Flutiform™ development.

Royalty income was £18.1 million (2005: £19.6 million), a reduction of 8%. During the early part of 2005 the Group received royalties based on GlaxoSmithKline’s (“GSK’s”) budgeted sales of Paxil CR™ whilst the product was temporarily off the market as a result of GSK’s suspension of production at its Cidra plant in Puerto Rico. The decrease in 2006 was due to a 24% fall in Paxil CR™ royalty income: although the product returned to the market in June 2005, continuing supply constraints meant that sales did not fully recover to the pre-withdrawal level. This was partly offset in 2006 by an increase in royalty income from Triglide™ and Solaraze®. Excluding Paxil CR™, royalties for the balance of SkyePharma’s other products grew by 7% (at constant exchange rates) in 2006 compared with 2005.

Manufacturing and distribution revenue decreased by £0.6 million to £10.6 million, compared with £11.2 million in 2005, mainly due to the aforementioned fall in the revenue from Novartis in respect of QAB 149. Manufacturing and distribution revenues included a substantial contribution towards maintaining manufacturing capacities internally and externally for the Foradil® Certihaler™.

Deferred income

During 2006, there was a net increase in deferred income of £7.6 million as milestone payments in respect of Flutiform™ licenses were deferred as described above. The movement in deferred income was as follows:

	31 December 2005	Received *	Recognised/ Transferred	31 December 2006
	£m	£m	£m	£m
Contract development and licensing revenue	10.6	30.0	(22.4)	18.2

*	Includes exchange adjustments

Cost of sales

Cost of sales comprises: the direct costs of contract manufacturing; direct costs of licensing arrangements; expenditure on research and development conducted for third parties including the costs of directly funded clinical trials incurred on behalf of our collaborative partners and royalties payable. Cost of sales decreased by £2.6 million to £18.0 million in 2006; and gross profit decreased 17% to £25.0 million compared with £30.2 million in 2005, being in line with the fall in revenue.

Selling and administration expenses

Selling, marketing and distribution expenses mainly comprise Triglide marketing contribution costs, and decreased slightly to £3.0 million in 2006, compared with £3.1 million in 2005.

Other administration expenses before exceptionals for the continuing business were £12.3 million in 2006 compared with £12.0 million in 2005.

Research and development expenses

SkyePharma’s own research and development expenses in the year increased by £8.6 million to £22.9 million, mainly due to the development expenditure incurred on the start of the Flutiform™ Phase III clinical trials. Expenditure on Flutiform™ in 2006 was £19.0 million (2005: £8.7 million). As announced on 27 December 2006, further costs forecast to be incurred from that date in respect of the development required for US approval (excluding saleable launch stock) total US$60 million (£30.5 million), comprising US$47 million (£23.9 million) of revenue expenditure plus US$13 million (£6.6 million) of capital expenditure. In addition, a total of US$10 million (£5.1 million) of expenditure incurred on Flutiform™ up to 31 December 2006 remained unpaid at that date, so that the total forecast cash requirement for Flutiform™ at the end of 2006 totalled US$70 million (£35.6 million).

Further development work is being carried out for Europe on a higher strength version of Flutiform™ funded by Mundipharma and partially reimbursed by SkyePharma by reductions in royalties and sales related milestones for a limited period of time. Additional trials will be conducted in Europe for paediatrics and to compare Flutiform™ with an existing marketed product. These will be paid for by Mundipharma but up to €12 million (£8.6 million) will be deducted from a milestone of that amount due to the Group at the end of the trials.

Other income

The other income before exceptionals of £0.8 million is mainly due to the profit on disposal of the Group’s holding in Vectura Group plc and certain Vital Living Inc securities. The exceptional income of £0.7 million is the profit on disposal of SkyePharma Canada Inc. Following the reorganisation of research and development operations and other business functions completed in 2004, SkyePharma Canada Inc was sold in July 2006 for £1.0 million (CDN$2.0 million). The sale did not include any product or technology rights.

Finance costs and income

The finance costs of £14.1 million (2005: £16.2 million) mainly comprise notional interest on the Paul Capital funding liabilities as well as the interest of £6.3 million payable on the convertible bonds.

The finance income of £23.1 million in 2006 includes £1.9 million of foreign exchange gains (2005: loss of £3.3 million included in finance costs) relating to the Paul Capital funding liabilities which are denominated in US dollars and £20.1 million in respect of a decrease in the estimated future payments to Paul Capital (2005: £1.8 million).

Income tax expense

The Group’s income tax expense was £0.8 million, relating to provisions for irrecoverable withholding taxes. The Group has substantial tax losses, subject to expiry dates, available for offset against future profits.

Exceptional items

The exceptional charge of £13.7 million in adminstration expenses comprises: £8.8 million relating to the impairment of intangible assets following a review of their value to the continuing business; £0.6 million in respect of impairment of investments in non-group companies; £0.2 million in respect of write down of fixed assets; corporate restructuring costs of £2.1 million; £1.5 million in respect of provisions for legal claims; and £0.5 million related to the EGM held in March 2006. Further details are provided in Note 3 to the preliminary announcement.

The exceptional credit of £0.7 million in Other income relates to a profit on the disposal of SkyePharma Canada Inc., and the exceptional credit of £20.1 million in Finance income arose from the reduction in estimated future payments to Paul Capital as described in Note 11.

Results

The operating loss before exceptional items was £13.9 million, compared with £1.0 million in 2005. This was principally due to the reduction in revenue and the increased R&D costs for Flutiform™ Phase III clinical trials (up £10.3 million on 2005). The operating loss after exceptionals increased by £20.8 million to £26.9 million, mainly due to the fall in revenue, increased R&D costs and higher exceptional charges.

The loss for the year after exceptionals from continuing operations decreased by £1.9 million to £18.7 million, notwithstanding the fall in revenue and the higher costs as a result of the Flutiform™ clinical trials, due primarily to the decrease in the estimated future payments to Paul Capital as described in Note 11.

The loss for the year after exceptionals from continuing and discontinued operations increased by £26.8 million to £77.7 million, primarily due to the £46.6 million total impairment charges partly off set by the decrease in the estimated future payments to Paul Capital. A £46.6 million impairment charge comprises the £9.6 million relating to the continuing operations described above and £37.0 million relating to discontinued operations regarding the impairment of the Injectable Business goodwill.

Earnings per share

The loss per share from continuing operations amounted to 2.5 pence (2005: 3.3 pence). The pre-exceptional loss per share from continuing operations amounted to 0.8 pence (2005: 2.5 pence). As at 31

December 2006 there were 753,764,146 ordinary 10 pence shares and 12,000,000 deferred 10 pence “B” shares in issue. The deferred “B” shares have negligible participation rights in the Company. Following the equity placing in March 2007 the number of ordinary 10 pence shares was increased by a further 61,224,490 to 814,988,636.

In addition there were outstanding as at 31 December 2006 a number of warrants, options, conversion rights and employee share schemes as follows:

Description	Number of ordinary 10p shares	Exercise price	Expiry conditions
Warrants (D&E)	5,000,000	73.75p	December 2008
Warrants (F)	300,000	120.0p	September 2007
Deferred consideration (Krypton)	37,500,000	229.0p increasing at 10% per annum	None
Paul Capital	38,320,049	—	Extinguished on March 2007 refinancing
Employee share option schemes	22,411,165	43.0p to 89.3p	Various dates 2007 to 2013
Employee share schemes*	10,908,727	Nil	Various performance and service conditions
Convertible bonds 2024	73,263,158	95.0p	May 2024
Convertible bonds 2025	34,482,759	58.0p	June 2025
Total at 31 December 2006	222,185,858
Total at 31 December 2005	233,372,997

*	Employee share schemes include the deferred share bonus plan, long term incentive plans, international share purchase plan.

As set out in the Chairman’s statement, approval is being sought at an extraordinary general meeting on 4 May 2007 for a long term incentive plan to provide incentives to Executive Directors and senior managers to replace the previous scheme which expired in 2006. The maximum dilution of the proposed initial grant is estimated at 2.63%, based on achievement of all conditions over 3 years. The total limits on dilution for employee share plans (10% over 10 years, including 5% for discretionary executive schemes) will continue to apply.

More details of the convertible bonds are set out in Note 11 to the preliminary announcement. As at 25 April 2007, the Company’s closing mid-market share price was 22.5 pence and the number of ordinary shares in issue at that date was 814,988,636.

Cash flows

In 2006 there was a net cash outflow from operating activities of £8.7 million, compared with £7.6 million in 2005. During the year the Group spent £2.0 million on property, plant and equipment. In addition, expenditure on intangible assets was £1.4 million and mainly related to the purchase of licenses to intellectual property in the area of pulmonary delivery. The proceeds on disposal of the holding in Vectura Group plc and certain Vital Living Inc securities were £1.3 million.

Borrowings of £6.9 million were repaid in the year, primarily comprising Paul Capital’s share of the Group’s royalty income. In addition, the Group paid £6.3 million of interest during 2006, mainly relating to the convertible bonds. Interest received on cash deposits amounted to £1.0 million.

Subsequent to 31 December 2006, in March 2007, the Company disposed of its interest in GeneMedix for £1.2 million cash proceeds and disposed of the Injectable Business for upfront consideration of $20.0 million (£10.2million) realising approximately £2.1 million after allowing for $2 million (£1.0 million) paid into escrow and attributable costs.

Key performance indicators

We consider the following Key Performance Indicators (KPIs) to be the most relevant to our continuing business:

Key performance indicators for continuing business		2002	2003	2004	2005	2006
Number of approved and marketable products at year end		8	8	9	10	*9
Revenue excluding milestones	£’m	12.1	26.7	33.8	34.4	30.3
Signing and milestone payments received	£’m	58.6	26.6	26.6	24.1	30.0
Research and development expenditure	£’m	11.9	17.9	15.4	14.3	22.9
Manufacturing output	Units (millions)	53.1	65.1	120.1	103.2	98.2

*	As at 25 April 2007, Requip® XL 24-hour™ has approval in a number of countries in Europe and in Canada, bringing the current number of approved and marketable products to 10.

The above figures exclude the Injectable Business which is included in discontinued operations.

Balance sheet

As noted above, the Injectable Business has been treated as held for sale and a Discontinued Operation, and therefore the total assets and liabilities of the Injectable Business have been shown separately and excluded from the individual line items of the balance sheet. The prior period has not been restated and the assets and liabilities are included in the individual line items.

The Group balance sheet as at 31 December 2006 shows total shareholders’ equity of £48.4 million deficit (2005: £24.3 million positive). The reduction in net equity has arisen mainly due to the £77.7 million loss from continuing and discontinued operations (of which £29.9 million relates to exceptional items).

As set out in Note 1(b) the comparative figures for 2005 have been restated to correct a prior period error by including a provision for deferred tax, as required by IAS 12 (“Income Taxes”), of £7.6 million at 31 December 2005 on the temporary difference between the face value of the convertible bonds and the value at which they are included in liabilities in the balance sheet. This adjustment should have been made on the transition to IFRS and should have been included in the 2005 financial statements. The restatement has no material effect on the consolidated income statement or consolidated cash flow statement for the year ended 31 December 2005. This liability will unwind as the temporary difference reverses to maturity of the convertible bonds and there is no tax payable on redemption of the bonds at par.

Borrowings and liquidity

The Group’s total net debt and convertible debt comprises:

	2006	2005
	£m	£m
Convertible bonds at face value (see note below)	89.6	89.6
Paul Capital funding liabilities (included at net present value)	24.3	44.6
Property mortgage	6.2	6.9
Bank borrowings	2.0	2.9
Finance lease liabilities	0.2	0.1
Bank overdraft	1.3	—
Total debt (including convertible debt included in equity)	123.6	144.1
Less cash and cash equivalents	(11.9)	(34.3)
Net debt (including convertible debt included in equity)	111.7	109.8

Note: The above table includes the convertible bonds at face value of £89.6 million. The convertible bonds are included in the balance sheet partly in non-current liabilities (2006: £64.1 million, 2005: £63.6 million) and partly in other reserves in shareholders’ equity (2006 and 2005: £28.5 million). The financial liability accrues over time to the face value, whereas the equity component remains fixed at the value at inception until the bonds are realised.

In addition to the above, the Group had committed but unutilised facilities totalling approximately £35.0 million in respect of the CRC Financing (noted below) and, in March 2007, completed an equity placing which raised £14.8 million (net of costs) and the disposal of the Injectable Business realising a net £2.1 million as described under “Cash flows” above.

Convertible bonds

The convertible bonds comprise £69.6 million 6% convertible bonds due May 2024 and £20.0 million 8% convertible bonds due June 2025 outstanding as at 31 December 2006. Of the total convertible bonds, £64.1 million is included in liabilities and £28.5 million in equity in the consolidated balance sheet. The £69.6 million May 2024 bonds may be converted into ordinary shares at 95 pence per share, and may be called for repayment by the bond holders at par in May 2009, May 2011, May 2014 or May 2019. The £20.0 million June 2025 bonds may be converted into ordinary shares at 58 pence per share, and may be called for repayment by the bond holders at par in June 2010, June 2012, June 2015 or June 2020. The Board intends to seek to refinance these bonds well before May 2009 in order to ensure that the earliest redemption dates are extended to match more closely the Group’s expected cash inflows.

Paul Capital Finance

As at 31 December 2006, the Paul Capital royalty-sharing finance was included in the balance sheet at the net present value of anticipated payments under the agreements in force as at that date using the underlying contracts’ effective interest rates at inception of 24.5% and 29.8% respectively. Applying these rates to the latest forecasts of relevant royalties, the net present value of the liability as at 31 December 2006 amounted to $47.6 million (£24.3 million) (2005: $76.6 million (£44.6 million)). The reduction in liability due to the decrease in the estimated future payments to Paul Capital during the course of the year amounted to $37.2 million (£20.1 million) and is credited to the profit and loss account under finance income as an exceptional item. The amount included in finance charges in 2006 in respect of the notional interest relating to the Paul Capital finance amounted to $12.8 million (£6.9 million) (2005: $12.0 million (£6.6 million)).

In March 2007, in conjunction with the disposal of the Injectable Business, the Group completed a fundamental restructuring of its arrangements with Paul Capital from the sharing of royalties from a number of specified products into a fixed amortisable note (“Note”) of US$92.5 million (£47.3 million) with up to an additional US$12.5 million (£6.4 million) payable if worldwide sales of DepoDur™ (a product of the Injectable Business) reach certain thresholds. The note is repayable in accordance with an amortisation schedule through to 2015. The Injectable Business has been sold on the basis that it retains responsibility to Paul Capital for its existing obligations to share royalties received in respect of DepoCyt® and DepoDur™ and, to the extent that payments are made in respect of these, the continuing Group’s liability will be reduced accordingly. Security under the Paul Capital refinancing is provided by receivables for the products which were part of the previous two royalty sharing arrangements with Paul Capital, the main products of which are; Solaraze® , Xatral® OD, Foradil® Certihaler™, Pulmicort® HFA, Paxil CR™ and Triglide™. There is also a covenant (negative pledge), not to grant further securities over Flutiform™ intellectual property, and the requirement for prior consent from Paul Capital for certain transactions that could affect Paul Capital’s security and risk. The loan will be repaid early up to $10.0 million out of 50% of any Flutiform™ milestones received after 1 January 2009 (or on FDA approval if earlier) and 50% of the proceeds of any disposal of Solaraze®, Xatral® OD, Foradil® Certihaler™, Pulmicort® HFA, Paxil CR™ and Triglide™.

The amortisation schedule determines the minimum amounts payable under the Note which will be accounted for as payments of principal and interest as follows:

	Notional interest	Repayment of principal	Total
	$m	$m	$m
2007	6.6	4.1	10.7
2008	6.1	4.6	10.7
2009	5.6	5.1	10.7
2010	5.1	7.9	13.0
2011	4.2	8.8	13.0
2012	3.2	9.8	13.0
2013	2.1	10.9	13.0
2014	0.8	7.6	8.4
2015	—	—	—
Total	33.7	58.8	92.5

The above table excludes (i) the additional payments due if sales of DepoDur™ reach certain thresholds and (ii) any reductions for future sales-related payments by the Injectable Business for DepoDur™ and DepoCyt®.

The restructured Paul Capital financing will be accounted for as a new facility in 2007 and included in the balance sheet from March 2007 onwards at the net present value (discounted at an annual discount rate of 11.2%, being management’s estimate of a fair market cost) of the anticipated amortisation payments less management’s forecast of the future sales related payments of the Injectable Business in respect of DepoDur™ and DepoCyt®. As at 25 April 2007, the net present value of this liability, after paying a first instalment of $2.7 million (£1.4 million) amounted to $44.3 million (£22.1 million) compared with the value of $47.6 million (£24.3 million) included under the original arrangements in the 31 December 2006 balance sheet.

CRC Finance

In December 2006 SkyePharma announced an agreement with a specialist lending entity domiciled in Ireland and advised by Christofferson Robb for a 10 year secured amortising loan facility of approximately £35.0 million. The facility comprises initial commitments of US$35.0 million and €26.5 million repayable over 10 years based on a minimum amortisation schedule. This schedule is based on expected receipts from milestone and royalties in respect of Coruno®, Lodotra™ and Requip® XL 24-hour™. Interest is generally charged on a quarterly basis at the respective US and Euro three month LIBOR rates plus a 5.85% margin.

Half of the committed principal on each loan was drawn down in January 2007 and the balance must be drawn down by December 2007. In the event that the cumulative milestone and royalties received from these products are in excess of the minimum amortisation schedule and interest due, the balance will be applied to the prepayment of principal without penalty. The three products are licensed for marketing to the Therabel Group, Nitec and GlaxoSmithKline respectively. The loan facility is secured by the assignment or charge over certain assets including the receipts in respect of Coruno®, Lodotra™, and Requip® XL 24-hour™. There is also a covenant (negative pledge) not to grant further securities over the Group’s assets, including Flutiform™ intellectual property, and the requirement for prior consent from Christofferson Robb for certain transactions that could affect Christofferson Robb’s security and risk. There are provisions for the facility to be increased by a further US$15.0 million subject to due diligence and progress with a specific product development.

In March 2007, once the detailed terms of the Paul Capital Refinancing were settled, further discussions took place with CRC and the terms of the CRC Financing were amended in a number of respects: (i) from 22 March 2007, the interest charged on the first €7.5 million of the facility will be at the rate of Euro three month LIBOR plus 10.85%; (ii) the loan will be prepaid up to $10.0 million out of 50% of any Flutiform™ milestones received after 1 January 2009 (or on FDA approval if earlier); (iii) additional security will be provided of an assignment or charge over receipts in respect of two additional products (nisoldipine CR and zileuton CR); and (iv) a number of additional covenants and consents are incorporated in line with the Paul Capital refinancing. The security does not include Flutiform™.

The amortization schedule determines the minimum amounts payable under the CRC Financing as follows (using exchange rates ruling as at 31 December 2006):

	Interest	Repayment of principal	Total
	$m	$m	$m
2007	6.2	—	6.2
2008	7.8	0.5	8.3
2009	7.5	4.9	12.4
2010	6.7	8.1	14.8
2011	5.7	10.5	16.2
2012	4.6	10.7	15.3
2013	3.5	9.4	12.9
2014	2.6	8.9	11.5
2015	1.6	8.7	10.3
2016	0.4	8.3	8.7
Total	46.6	70.0	116.6

The above table shows the minimum amortisation schedule assuming the cumulative milestones and royalties from Coruno®, Lodotra™, and Requip® XL 24-hour™ are not in excess of these (otherwise the principal would be paid off earlier without penalty). The interest estimate for 2007 is based on an anticipated draw down schedule.

Approximately half of the facility is denominated in US dollar and half in Euro. The amounts above are translated into US dollar using the Euro exchange rates applicable at 31 December 2006.

Other borrowing and cash

Bank and other borrowings amounted to £8.4 million at 31 December 2006 (2005: £9.9 million), consisting principally of a £6.2 million property mortgage secured on the assets of Jago (2005: £6.9 million).

At 31 December 2006 SkyePharma had net cash of £10.6 million, comprising cash and cash equivalents of £11.9 million net of a bank overdraft of £1.3 million, compared with £34.3 million net cash at 31 December 2005.

Going concern basis

Following the financial restructuring completed in March 2007, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The auditors’ report on the financial statements for the year ended 31 December 2005, and the auditors’ independent review conclusion on the 30 June 2006 interim report each contained an emphasis of matter paragraph relating to assumptions justifying the use of the going concern basis. The auditors’ report on the financial statements for the year ended 31 December 2006 again will include an emphasis of matter paragraph, on this occasion, to draw attention to the disclosures made in Note 1 to the financial statements (set out in Note 1(a) to this preliminary announcement) indicating the existence of material uncertainties which relate to 2009. The auditors’ opinion is not qualified in this respect, and the Directors have reasonable expectations that the risks concerned can be managed to a successful outcome.

Foreign exchange risks

All of the Group’s continuing operations are based overseas in Continental Europe and license royalty payments are typically denominated in various currencies, with sales-related payments based on underlying sales in local currencies. This gives rise to direct and indirect exposures to changes in foreign exchange rates notably the Swiss Franc, Euro and US Dollar. To minimise the impact of any fluctuations, the Group’s policy has historically been to maintain natural hedges by relating the structure of borrowings to the underlying trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans, the exchange differences on which are taken to reserves. Use has been made of currency options and forward currency contracts to minimise the currency exposure on operational transactions.

Injectable Business

In January 2007, SkyePharma announced that it had sold the Injectable Business subject to shareholders’ approval and certain other conditions to Blue Acquisition Corp for an initial cash consideration of US$20 million (less costs, US$2 million paid into escrow, a working capital adjustment and certain liabilities) and up to US$62 million of contingent milestone payments and a percentage of sales for certain future products for a defined period of time. The Injectable Business is also retaining responsibility for certain royalty based payments which, when made, will reduce SkyePharma’s debt to Paul Capital.

In February 2007, shareholders approved the proposed sale of the Injectable Business to Blue Acquisition Corp at an EGM. The disposal completed in March 2007.

The results before exceptional items of the Injectable Business are as follows:

	2006 Pre - Exceptional	2005 Pre - Exceptional
	£m	£m
Revenue	6.3	10.5
Cost of sales	(8.5)	(8.6)

Gross (loss)/ profit	(2.2)	1.9
Selling, marketing and distribution expenses	(0.1)	(2.7)
Administration expenses
Amortisation of other intangibles	(0.7)	(0.7)
Other administration expenses	(4.4)	(2.7)
	(5.1)	(3.4)
Research and development expenses	(8.7)	(11.7)

Operating loss	(16.1)	(15.9)
Finance costs	(5.9)	(6.1)
Finance income	—	8.0

Loss for the year from discontinued operations	(22.0)	(14.0)

Note: The results of the Injectable Business for the year ended 31 December 2005 are different from those of the Injectable Segment published in the January 2007 Circular and prior years’ segmental analyses which included an allocation of corporate costs.

The operating losses of the Injectable Business in 2007 up to the date of sale are estimated at £3.6 million. The realisable value of the Injectable Business has been arrived at based on the upfront consideration. No account has been taken of the potential deferred payments in respect of DepoBupivacaine and other product sales as it will be some years before these would be realised.

As noted above, the consolidated income statement shows the net results of the Injectable Business separately (described as Discontinued Operations).

Forward looking statements

The foregoing discussions contain certain forward looking statements and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward looking statements are reasonable, it can give no assurance that these expectations will materialise. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward looking statements based upon a number of factors, which are described in SkyePharma’s 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward looking statements contained in this Annual Report include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma’s ability to manufacture products on a large scale or at all, risks related to SkyePharma’s and its marketing partners’ ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma’s ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward looking statement to reflect events or circumstances after the date of this Annual Report.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2006

		Year to 31 December 2006
	Notes	Pre - Exceptional	Exceptional (Notes 3 and 7)	Total
Continuing operations		£m	£m	£m
Revenue	2	43.0	—	43.0
Cost of sales		(18.0)	—	(18.0)

Gross profit		25.0	—	25.0
Selling, marketing and distribution expenses		(3.0)	—	(3.0)
Administration expenses
Amortisation of intangibles		(1.5)	(8.8)	(10.3)
Other administration expenses		(12.3)	(4.9)	(17.2)
		(13.8)	(13.7)	(27.5)
Research and development expenses		(22.9)	—	(22.9)
Other income/ (expense)		0.8	0.7	1.5

Operating loss		(13.9)	(13.0)	(26.9)
Finance costs	5	(14.1)	—	(14.1)
Finance income	5	3.0	20.1	23.1
Share of loss in associate		—	—	—

Loss before income tax		(25.0)	7.1	(17.9)
Income tax expense		(0.8)	—	(0.8)

Loss for the year from continuing operations		(25.8)	7.1	(18.7)

Loss for the year from discontinued operations	7	(22.0)		(37.0)		(59.0)

Loss for the year from continuing and discontinued operations		(47.8)		(29.9)		(77.7)

Basic and diluted earnings per share	6
Continuing operations		(0.8	)p	(1.7	)p	(2.5	)p
Continuing and discontinued operations		(3.7	)p	(6.7	)p	(10.4	)p

		Year to 31 December 2005 (restated)
	Notes	Pre - Exceptional		Exceptional (Notes 3 and 7)		Total
Continuing operations		£m		£m		£m
Revenue	2	50.8		—		50.8
Cost of sales		(20.6)		—		(20.6)

Gross profit		30.2		—		30.2
Selling, marketing and distribution expenses		(3.1)		—		(3.1)
Administration expenses
Amortisation of intangibles		(1.4)		—		(1.4)
Other administration expenses		(12.0)		(5.1)		(17.1)
		(13.4)		(5.1)		(18.5)
Research and development expenses		(14.3)		—		(14.3)
Other income/ (expense)		(0.4)		—		(0.4)

Operating loss		(1.0)		(5.1)		(6.1)
Finance costs	5	(16.2)		—		(16.2)
Finance income	5	2.8		—		2.8
Share of loss in associate		(0.8)		—		(0.8)

Loss before income tax		(15.2)		(5.1)		(20.3)
Income tax expense		(0.3)		—		(0.3)

Loss for the year from continuing operations		(15.5)		(5.1)		(20.6)

Loss for the year from discontinued operations	7	(14.0)		(16.3)		(30.3)

Loss for the year from continuing and discontinued operations		(29.5)		(21.4)		(50.9)

Basic and diluted earnings per share	6
Continuing operations		(2.5	)p	(0.8	)p	(3.3	)p
Continuing and discontinued operations		(4.7	)p	(3.4	)p	(8.1	)p

See Notes to the Preliminary Announcement.

CONSOLIDATED BALANCE SHEET

as at 31 December 2006

	Notes	31 December 2006	31 December 2005 Restated (see Note 1 (b))
		£m	£m
ASSETS
Non-current assets
Goodwill	8	29.2	68.7
Other intangible assets	9	8.7	26.8

Property, plant and equipment		25.1	37.1
Investments in associates		—	0.2
Available-for-sale financial assets		0.1	1.6

		63.1	134.4
Current assets
Inventories		0.5	3.6
Trade and other receivables		14.5	14.2
Financial assets at fair value through profit or loss		0.6	0.4
Cash and cash equivalents	10	11.9	34.3

		27.5	52.5
Non-current assets classified as held for sale	7	17.1	—

Total Assets		107.7	186.9

LIABILITIES
Current liabilities
Trade and other payables		(23.4)	(21.0)
Other borrowings	11	(8.6)	(3.4)
Deferred income		(10.8)	(7.7)

		(42.8)	(32.1)
Non-current liabilities
Convertible bonds	11	(64.1)	(63.6)
Other borrowings	11	(25.4)	(51.1)
Deferred income		(7.4)	(2.9)
Other non current liabilities		(0.2)	(3.4)
Provisions	12	(9.5)	(9.5)

		(106.6)	(130.5)
Liabilities directly associated with non-current assets classified as held for sale	7	(6.7)	—

Total Liabilities		(156.1)	(162.6)

Net (Liabilities)/ Assets		(48.4)	24.3

SHAREHOLDERS’ EQUITY
Share capital		76.6	76.6
Share premium		345.6	345.6
Translation reserve		1.8	(1.2)
Fair value reserve		(0.2)	0.2
Retained losses		(501.5)	(426.2)
Other reserves		29.3	29.3

Total Shareholders’ Equity		(48.4)	24.3

See Notes to the Preliminary Announcement.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 December 2006

	Year to 31 December 2006	Year to 31 December 2005 (restated)
	£m	£m
Net currency translation effect	2.9	(0.3)
Available for sale financial assets
Fair value movement taken to equity	(0.2)	0.2

Transfer to the income statement on disposal	(0.2)	-
Actuarial losses on defined benefit plans	(0.1)	—

Net profits/ (losses) recognised directly in equity	2.4	(0.1)
Loss for the year from continuing operations	(18.7)	(16.4)
Loss for the year from discontinued operations	(59.0)	(34.5)

Total recognised income and expense for the year	(75.3)	(51.0)

Effect of restatement for prior period error (Note 1(b))
Reduction in shareholders’ equity	—	(7.6)

See Notes to the Preliminary Announcement.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2006

	Note		Year to 31 December 2006	Year to 31 December 2005
			£m	£m
Cash flow from operating activities
Cash used in operations	(a	)	(8.7)	(7.6)
Income tax paid			(0.3)	(0.3)

Net cash used in operating activities			(9.0)	(7.9)

Cash flows from investing activities
Purchases of property, plant and equipment			(2.0)	(2.6)
Purchases of intangible assets			(1.4)	(2.3)
Proceeds from disposal of available for sale investments			1.3	1.6
Purchase of shares in associates			—	(0.2)
Purchase of own shares			—	(0.4)

Net cash used in investing activities			(2.1)	(3.9)

Cash flows from financing activities
Repayments of borrowings			(6.9)	(7.4)
Interest paid			(6.3)	(6.7)
Interest received			1.0	0.8
Gross proceeds from rights issue			—	37.7
Expenses of rights issue			—	(2.9)
Proceeds from issue of ordinary share capital			—	0.1
Proceeds from issue of convertible bonds due June 2025			—	20.0
Expenses of issue of convertible bonds due June 2025			—	(1.2)
Repayment of convertible bonds due June 2005			—	(9.8)

Net cash (used in)/ generated from financing activities			(12.2)	30.6

Effect of exchange rate changes			(0.1)	0.2

Net (decrease)/ increase in cash and cash equivalents less bank overdraft			(23.4)	19.0

Net cash and cash equivalents less bank overdraft at beginning of the year			34.3	15.3
Net (decrease)/ increase in cash and cash equivalents less bank overdraft			(23.4)	19.0

Less cash and cash equivalents included in discontinued operations		(0.3)	—

Net cash and cash equivalents less bank overdraft at end of the year		10.6	34.3

Analysis of net cash:
Cash and cash equivalents	10	11.9	34.3
Bank overdraft	11	1.3	—

Net cash and cash equivalents		10.6	34.3

See Notes to the Preliminary Announcement.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Cash flow from operating activities

	Year to 31 December 2006	Year to 31 December 2005 (restated)
	£m	£m
Loss for the year from continuing operations	(18.7)	(16.4)
Loss for the year from discontinued operations	(59.0)	(34.5)

Loss for the year from continuing and discontinued operations	(77.7)	(50.9)

Adjustments for:
Tax	0.8	0.3
Depreciation	5.5	6.2
Amortisation	2.2	2.1
Impairments	46.6	19.4
Fair value loss/ (gain) on derivative financial instruments	0.2	(0.3)
Finance costs	18.2	22.3
Finance income	(23.1)	(10.0)
Share of loss in associate	—	0.8
Profit on disposal of available for sale financial assets	(0.6)	(0.3)
Share based payments charge	2.5	2.4
Other non-cash charges	0.2	0.8

Operating cash flows before movements in working capital	(25.2)	(7.2)

Changes in working capital
Decrease/ (increase) in inventories	2.1	(2.1)
(Increase)/ decrease in trade and other receivables	(2.4)	4.2
Increase in trade and other payables	6.5	1.2
Increase/ (decrease) in deferred income	10.3	(3.4)
Decrease in provisions	—	(0.3)

Cash used in operations	(8.7)	(7.6)

Notes to the Preliminary Announcement

1 Basis of preparation

The preliminary announcement was approved by the Board on 25 April 2007.

The preliminary announcement has been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union and the interpretations issued by the International

Financial Reporting Interpretations Committee (“IFRIC”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All IFRS issued by the International Accounting Standards Board (“IASB”) that were effective at the time of preparing the preliminary announcement and adopted the European Commission for use inside the EU were applied by SkyePharma. In preparing this preliminary announcement the Group has applied the accounting policies as set out in the Group’s consolidated financial statements for the year ended 31 December 2005 to which no material changes were required.

The financial information in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 for the years ended 31 December 2005 and 2006. The financial information for the years ended 31 December 2005 and 2006 has been extracted from the Group’s audited consolidated financial statements for the year ended 31 December 2005 and 2006. The auditors’ report on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. Certain comparative figures as at 31 December 2005 have been restated due to the classification of the injectable business as a discontinued operation as detailed in Note 7 and to correct a prior period error by including a provision for deferred tax as detailed in Note 1 (b).

The audited financial statements for the year ended 31 December 2005 have been delivered to the Registrar of Companies

The preliminary announcement has been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities.

(a) Going concern

As set out in Note 11, the Group has in issue £69.6 million bonds which may be converted into Ordinary Shares at 95 pence per share, and may be called for repayment by the bond holders at par during May 2009 and £20.0 million bonds which may be converted into Ordinary Shares at 58 pence per share, and may be called for repayment by the bond holders at par during the following year. The Directors intend to seek to refinance these bonds well before May 2009 in order to ensure that the earliest repayment dates are extended to match more closely the Group’s expected cash inflows. The ability to refinance the convertible bonds in a timely and cost-effective manner will depend upon market conditions as well as continued progress with the Group’s business, especially the development of Flutiform™. Although the application of drug delivery technologies to known molecules is lower risk than drug development, there can be no absolute certainty that Flutiform™ will successfully complete development and be launched in the United States in 2009. Nevertheless, the Directors have a reasonable expectation that these risks can be managed to a successful outcome.

Accordingly, following the financial restructuring completed in March 2007, and having made an assessment of the working capital requirements for the next twelve months, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and have, therefore, prepared the financial information contained herein on a going concern basis. The preliminary announcement does not reflect any adjustments that would be required to be made if they were to be prepared on a basis other than a going concern basis.

(b) Deferred taxation - correction of prior period error

The comparative figures for 2005 have been restated for a prior period error to include a provision for deferred tax, as required by IAS 12, of £7.6 million at 31 December 2005 on the temporary difference between the face value of the convertible bonds and the value at which they are included in liabilities in the balance sheet. This adjustment should have been made on the transition to IFRS and should have been included in the consolidated 2005 financial statements. The prior period comparative figures in the consolidated balance sheet have been restated as follows:

•	A provision for deferred taxation of £7.6 million has been included as at 31 December 2005;

•	Other Reserves brought forward at 1 January 2005 have been reduced by £6.9 million;

•	Other Reserves carried forward at 31 December 2005 have been reduced by £8.5 million; and

•	Retained losses brought forward at 1 January 2005 and carried forward at 31 December 2005 have been reduced by £0.9 million.

The restatement has no material effect on the consolidated income statement or consolidated cash flow statement for the year ended 31 December 2005.

2 Segment information

Revenue by business segment:

	Year ended 31 December 2006	Year ended 31 December 2005 (restated)
	£m	£m
Continuing operations	43.0	50.8
Discontinued operations	6.3	10.5

Total revenue from continuing and discontinued operations	49.3	61.3

Revenue earned can be analysed as:
License signing and milestone fees	12.7	16.4
Contract research and development costs recharged	1.6	3.6
Royalties	18.1	19.6
Manufacturing and distribution	10.6	11.2

Continuing operations	43.0	50.8
Discontinued operations	6.3	10.5

Total revenue from continuing and discontinued operations	49.3	61.3

Manufacturing and distribution revenues included a substantial contribution towards maintaining manufacturing capacities internally and externally for the Foradil® Certihaler™.

Operating loss by business segment:

	Year ended 31 December 2006	Year ended 31 December 2005 (restated)
	£m	£m
Continuing operations
Operating loss pre exceptional items	(13.9)	(1.0)
Exceptional items	(13.0)	(5.1)

Operating loss	(26.9)	(6.1)
Share of loss in associate	—	(0.8)
Net interest	9.0	(13.4)
Tax	(0.8)	(0.3)

Loss after tax from continuing operations	(18.7)	(20.6)
Loss after tax from discontinued operations	(59.0)	(30.3)

Loss after tax from continuing and discontinued operations	(77.7)	(50.9)

3 Exceptional items

	Year ended 31 December 2006	Year ended 31 December 2005 (restated)
	£m	£m
Continuing operations
Amortisation of intangibles	(8.8)	—
Impairments	(0.8)	(3.1)
Corporate restructuring	(2.1)	—
Legal claims	(1.5)	—
EGM costs	(0.5)	—
Aborted transaction costs	—	(2.0)

Other administration expenses	(4.9)	(5.1)

Profit on disposal of subsidiary undertaking	0.7	—

Exceptional Paul Capital change in estimated future payments	20.1	—

Total exceptional items	7.1	(5.1)

Of the exceptional items for 2006, £8.8 relates to impairments of intangibles as follows: £0.9 million in respect of goodwill in SkyePharma AB related to certain products which are no longer considered to be cash generating and £7.9 million in respect of intellectual property comprising nano technology acquired from Medac and certain topical products acquired from Bioglan.

A further £4.9 million relates to Other administration expenses as follows: impairments of £0.8 million comprising £0.2 million related to Astralis in view of the continuing losses and financial position of Astralis; £0.4 million is to write down the investment in Vital Living to reflect the illiquidity of the shares in that company and £0.2 million relates to Land and Buildings. Changes in the composition of the Board and staff reductions during the year resulted in termination payments, recruitment costs and other charges of £2.1 million reported above under corporate restructuring. Provisions of £1.5 million for legal claims reflect potential costs of settlement and or legal defence of historic claims. EGM costs relate to the EGM which was requisitioned by certain shareholders and held in March 2006.

In addition £0.7 million, which is included in Other income relates to a profit on disposal of SkyePharma Canada Inc. Following the reorganisation of research and development operations and other business functions completed in 2004, SkyePharma Canada Inc was sold in July 2006 for £1.0 million (CDN$2.0 million). The disposal did not give rise to a taxation charge and did not include any product or technology rights.

The £20.1 million exceptional credit arises from the change in estimated future payments to Paul Capital as explained in Note 11 (Borrowings).

Of the exceptional items for 2005 of £5.1 million, £3.1 million relates to the impairment of the investments in Vital Living and Micap and £2.0 million relates to legal and professional fees for an aborted strategic transaction.

4 Operating expenses

	Year ended 31 December 2006	Year ended 31 December 2005 (restated)
	£m	£m
Continuing operations
Cost of sales	18.0	20.6
Selling, marketing and distribution expenses	3.0	3.1
Depreciation	4.7	5.0
Amortisation	1.5	1.4
Research and development expenses	22.9	14.3
Other operating expenses	7.6	7.4

Operating expenses before exceptional items	57.7	51.8
Impairments	9.6	3.1
Corporate restructuring	2.1	—
Legal claims	1.5	—
EGM costs	0.5	—
Aborted transaction costs	—	2.0

Total operating expenses after exceptional items	71.4	56.9

5 Finance costs and income

	Year ended 31 December 2006	Year ended 31 December 2005 (restated)
	£m	£m
Continuing operations
Interest and similar expense:
Interest:
bank borrowings	(0.5)	(0.5)
Paul Capital arrangements	(6.9)	(6.6)
interest on convertible bonds	(6.3)	(5.8)

Total interest expense	(13.7)	(12.9)
Foreign exchange on Paul Capital arrangements	—	(3.3)
Foreign exchange on inter company balances	(0.4)	—

Total interest and similar expense	(14.1)	(16.2)

Interest and similar income:
Paul Capital change in estimated future payments	—	1.8
Foreign exchange on Paul Capital arrangements	1.9	—
Other interest income	1.1	1.0

Total interest and similar income pre exceptional	3.0	2.8
Exceptional credit arising from change in estimated future payments to Paul Capital (see Note 11)	20.1	—

Total interest and similar income	23.1	2.8

6 Earnings per share

	Year to 31 December 2006		Year to 31 December 2005 (restated)
	£m		£m
Continuing operations
Attributable loss before exceptional items	(25.8)		(15.5)
Exceptional items	7.1		(5.1)

Basic and diluted attributable loss	(18.7)		(20.6)

Continuing and discontinued operations
Attributable loss before exceptional items	(47.8)		(29.5)
Exceptional items	(29.9)		(21.4)

Basic and diluted attributable loss	(77.7)		(50.9)

	Number		Number
	m		m
Basic and diluted weighted average number of shares in issue	748.8		624.9

Continuing operations
Loss per Ordinary Share before exceptional items	(3.4	)p	(2.5	)p
Exceptional items	0.9	p	(0.8	)p

Basic and diluted loss per Ordinary Share	(2.5	)p	(3.3	)p

Continuing and discontinued operations
Loss per Ordinary Share before exceptional items	(6.4	)p	(4.7	)p
Exceptional items	(4.0	)p	(3.4	)p

Basic and diluted loss per Ordinary Share	(10.4	)p	(8.1	)p

There is no difference between basic and diluted loss per share since in a loss making year all potential shares from convertible bonds, stock options, warrants and contingent issuance of shares are anti dilutive.

Shares held by the SkyePharma PLC General Employee Benefit Trust have been excluded from the weighted average number of shares.

7 Assets held for sale and discontinued operations

The injectable business is that part of the Group’s business focused on the formulation, development and manufacturing of controlled release injectable products, utilising two proprietary drug delivery platforms: DepoFoam and Biosphere, together with the related assets and liabilities.

In January 2007, SkyePharma announced that it had sold the injectable business subject to shareholder’s approval and certain other conditions to Blue Acquisition Corp (“Blue”). In February 2007, shareholders approved the proposed sale of the injectable business to Blue Acquisition Corp at an EGM. The disposal was completed on 23 March 2007.

The consideration for the disposal is broken down as follows:

1. Cash payments by Blue of US$20 million to SkyePharma:

i.	of US$18 million (£9.2 million) at completion;

ii.	of US$2 million (£1.0 million) into an escrow account; and

iii.	an adjustment to the payments set forth above based upon the net asset value of the business at completion in relation to a specified target amount of the net asset value.

2. Milestone payments, by Blue to SkyePharma, of:

i.	US$10 million (£5.1 million) upon the first commercial sale in the US of DepoBupivacaine™;

ii.	US$4 million (£2.0 million) upon the first commercial sale of DepoBupivacaine™ in a major country of the EU;

iii.	US$8 million (£4.1 million) if worldwide annual net sales of DepoBupivacaine™ reach US$100 million (£51 million);

iv.	US$8 million (£4.1 million) if worldwide annual net sales of DepoBupivacaine™ reach US$250 million (£128 million);

v.	US$32 million (£16.3 million) if worldwide annual net sales of DepoBupivacaine™ reach US$500 million (£255 million).

3. Ongoing payments for the period of protection by existing patents, subject to certain conditions, to SkyePharma, of:

i.	3% of worldwide net sales of DepoBupivacaine™; and

ii.	3% of worldwide net sales of Biologics (not to exceed 20% of the royalty income of Blue).

In addition, the injectable business is retaining responsibility for certain royalty-related payments due to Paul Capital and currently recorded as debt in the balance sheet of the injectable business.

The injectable business has been classified as held for sale because the Group was committed to sell the injectable business since the outcome of the strategic review in February 2006; an active plan to locate a buyer was initiated following the strategic review; the injectable business was actively marketed at a fair price and the sale was expected to be completed within one year from classification.

In addition, the injectable business has been classified as a discontinued operation because it represents a major line of business and geographical area of operations. The income statement for the comparative period has been restated to show the discontinued operation separate from the continuing operations.

The injectable segment is the injectable business together with an allocation of corporate and other Group costs, assets and liabilities.

(a) Results of discontinued operations

	Year to 31 December 2006
	Pre - Exceptional	Exceptional (Note 7b)	Total
	£m	£m	£m
Revenue	6.3	—	6.3
Cost of sales	(8.5)	—	(8.5)

Gross (loss)/ profit	(2.2)	—	(2.2)
Selling, marketing and distribution expenses	(0.1)	—	(0.1)
Administration expenses
Amortisation of other intangibles	(0.7)	—	(0.7)
Other administration expenses	(4.4)	(37.0)	(41.4)
	(5.1)	(37.0)	(42.1)
Research and development expenses	(8.7)	—	(8.7)

Operating loss	(16.1)	(37.0)	(53.1)
Finance costs	(5.9)	—	(5.9)
Finance income	—	—	—

Loss for the year from discontinued operations	(22.0)	(37.0)	(59.0)

	Year to 31 December 2005
	Pre - Exceptional	Exceptional (Note 7b)	Total
	£m	£m	£m
Revenue	10.5	—	10.5
Cost of sales	(8.6)	—	(8.6)

Gross (loss)/ profit	1.9	—	1.9
Selling, marketing and distribution expenses	(2.7)	—	(2.7)
Administration expenses
Amortisation of other intangibles	(0.7)	—	(0.7)
Other administration expenses	(2.7)	(16.3)	(19.0)
	(3.4)	(16.3)	(19.7)
Research and development expenses	(11.7)	—	(11.7)

Operating loss	(15.9)	(16.3)	(32.2)
Finance costs	(6.1)	—	(6.1)
Finance income	8.0	—	8.0

Loss for the year from discontinued operations	(14.0)	(16.3)	(30.3)

(b) Exceptional items

	Year ended 31 December 2006	Year ended 31 December 2005
	£m	£m
Discontinued operations
Impairments	(37.0)	(16.3)

The exceptional item for 2006 of £37.0 million relates to the impairment of the injectable business goodwill. Following the completion of the disposal in March 2007 the impairment of the discontinued operation is based on the net realisable value of £2.1 million, allowing for the subsequent sale proceeds and attributable costs as set out in Note 8 (Goodwill).

The exceptional item for 2005 of £16.3 million relates to the impairment of the investment in Astralis.

(c) Assets and liabilities classified as held for sale

31 December 2006
£m
ASSETS
Non-current assets
Goodwill	1.6
Other intangible assets	7.4
Property, plant and equipment	5.8

14.8

Current assets
Inventories	0.9
Trade and other receivables	1.1
Cash and cash equivalents	0.3

2.3

Total Assets	17.1
LIABILITIES
Current liabilities
Trade and other payables	(2.3)
Deferred income	(0.6)

(2.9)
Non-current liabilities
Deferred income	(0.9)
Other non current liabilities	(2.9)

(3.8)

Total Liabilities	(6.7)

Net Assets	10.4

IFRS requires that the total assets and liabilities of discontinued operations are each shown separately and excluded from the individual line items of the Balance Sheet. However, no restatement of the prior period is required and the assets and liabilities are included in the individual line items. Hence only amounts in respect of 2006 are shown above.

(d) Cash flow from discontinued operations included in the Consolidated Cash Flow Statement

	Year to 31 December 2006	Year to 31 December 2005
	£m	£m
Cash flow from operating activities	(21.4)	(11.5)
Cash flows from investing activities	(1.1)	(2.0)
Cash flows from financing activities	(1.8)	(1.3)

	(24.3)	(14.8)

8 Goodwill

Total
£m
Cost
At 1 January 2005 and 1 January 2006	82.7
Transfer to discontinued operations	(49.0)

At 31 December 2006	33.7

Accumulated amortisation
At 1 January 2005 and 1 January 2006	14.0
Impairment	0.9
Transfer to discontinued operations	(10.4)

At 31 December 2006	4.5

Net book value
At 31 December 2005	68.7

At 31 December 2006	29.2

Goodwill arose on the acquisition of SkyePharma Inc (£35.6 million), SkyePharma Canada (£29.2 million) and SkyePharma AB (£3.9 million) and has been allocated to the following business segments/ cash-generating units:

	As at 31 December 2006	As at 31 December 2005
	£m	£m
Injectable
Beginning of the year	38.6	38.6
Impairment	(37.0)	—
Transfer to discontinued operations	(1.6)	—

End of the year	—	38.6

Oral and inhalation
Beginning of the year	30.1	30.1
Impairment	(0.9)	—

End of the year	29.2	30.1

	29.2	68.7

Goodwill is not amortised but is tested annually for impairment or more frequently if there are indications that goodwill might be impaired. Fair value less costs to sell value and value in use calculations are generally utilised to calculate the recoverable amount.

Value in use is calculated as the net present value of the projected risk-adjusted cash flows of the cash generating unit to which goodwill is allocated. The cash flow projections are based on the most recent business plans approved by management which, generally, cover a period of 10 years, and are adjusted where necessary to take account of longer patent lives. The discount rate applied varies from 10% to 15% depending on the risk profile of the asset being valued.

The key assumptions for the value in use calculations are those regarding the launch dates of products, their growth rates, the discount rates used and the period over which the cash flows are projected. The assumptions made reflect past experience, market research and expectations of future market trends.

Goodwill was tested for impairment at both 31 December 2005 and 2006. At 31 December 2006, the group incurred a total impairment loss of £37.9 million. Of the £37.9 million, £37.0 million relates to the impairment of the injectable business goodwill. Following the completion of the disposal in March 2007 the impairment of the discontinued operation is based on the net realisable value of £2.1 million, allowing for the subsequent sale proceeds and attributable costs. The remaining £0.9 million was the result of impairing the goodwill in SkyePharma AB related to certain products which are no longer considered to be cash generating. No impairment was identified at 31 December 2005.

9 Other intangible assets

	Intellectual property	Software costs	Development Costs	Total
Cost
At 1 January 2005	39.0	0.9	0.6	40.5
Exchange	0.2	—	0.4	0.6
Additions	1.8	0.1	—	1.9

At 1 January 2006	41.0	1.0	1.0	43.0
Exchange	(3.2)	—	(0.1)	(3.3)

Additions	1.2	-	-	1.2
Disposals	—	(0.2)	—	(0.2)
Transfer to discontinued operations	(12.7)	(0.2)	—	(12.9)

At 31 December 2006	26.3	0.6	0.9	27.8

Accumulated amortisation
At 1 January 2005	12.5	0.7	0.6	13.8
Exchange	(0.1)	—	0.4	0.3
Amortisation charge	2.0	0.1	—	2.1

At 1 January 2006	14.4	0.8	1.0	16.2
Exchange	(2.2)	—	(0.1)	(2.3)
Amortisation charge	1.4	0.1	—	1.5
Disposals	—	(0.2)	—	(0.2)
Impairment	7.9	—	—	7.9
Transfer to discontinued operations	(3.8)	(0.2)	—	(4.0)

At 31 December 2006	17.7	0.5	0.9	19.1

Net book value
At 31 December 2005	26.6	0.2	—	26.8

At 31 December 2006	8.6	0.1	—	8.7

There are no intangible assets with indefinite useful lives. All amortisation charges in the year have been charged through administrative expenses.

Intellectual property acquired during 2006 mainly relates to the purchase of licenses to intellectual property in the area of pulmonary delivery.

In 2006, as a result of external and internal events within the Group, the intellectual property was tested for impairment consistent with the value in use method set out in Note 8 (Goodwill). At 31 December 2006, the group incurred a total impairment loss of £7.9 million. This related to the nano technology acquired from Medac and intellectual property related to certain topical products acquired from Bioglan.

Included within intellectual property is £3.0 million of assets which are not yet in use. These assets have not been amortised but have been tested for impairment consistent with the method set out for goodwill in Note 8 (Goodwill). No impairment was identified.

10 Cash and cash equivalents

	As at 31 December 2006	As at 31 December 2005
	£m	£m
Cash at bank and in hand	11.9	26.8
Short term deposits	—	7.5

	11.9	34.3

11 Borrowings

	As at 31 December 2006	As at 31 December 2005
	£m	£m
Current
Bank overdraft	1.3	—
Bank borrowings	2.0	2.3
Property mortgage	0.2	0.3
Paul Capital funding liabilities	5.0	0.7
Finance lease liabilities	0.1	0.1

Total current borrowings	8.6	3.4

Non-current
Convertible bonds due May 2024	51.2	50.8
Convertible bonds due June 2025	12.9	12.8

Convertible bonds	64.1	63.6

Bank borrowings	—	0.6
Property mortgage	6.0	6.6
Paul Capital funding liabilities	19.3	43.9
Finance lease liabilities	0.1	—

Other non-current borrowings	25.4	51.1

Total non-current borrowings	89.5	114.7

Total borrowings	98.1	118.1

Bank overdraft

At 31 December 2006 the Group had an overdraft of £1.3 million (CHF 3 million) (2005: £Nil) with the Basellandschaftliche Kantonalbank secured on the assets of SkyePharma AG.

Bank borrowings

At 31 December 2006 bank borrowings include two amounts due to the Basellandschaftliche Kantonalbank of £0.8 million (CHF 2 million) and £0.6 million (CHF 1.5 million) (2005: £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million)). Both loans can be terminated with six weeks notice by either party and bear interest at 6.5% and 6.0% respectively. Both loans are secured on the assets of SkyePharma AG and the £0.6 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC supported by a bank guarantee.

The Group had a loan as at 31 December 2006 with GE Capital Corp of £0.6 million (US$1.1 million) (2005: £1.4 million (US$2.4 million)). The loan was secured by certain assets of SkyePharma Inc, SkyePharma US Inc and SkyePharma PLC. The loan bore interest at 8.0% and was repayable by instalments until September 2007. In February 2007 SkyePharma settled the loan in full.

Convertible bonds

The Group has £69.6 million 6% convertible bonds due May 2024 at a conversion price of 95 pence and £20 million 8% convertible bonds due June 2025 at a conversion price of 58 pence. The conversion price of the £20 million convertible bonds due June 2025 was reset from 77 pence to 58 pence in June 2006 in accordance with the reset mechanism. The £69.6 million May 2024 bonds may be called for repayment by the bond holders at par in May 2009, May 2011, May 2014 or May 2019 and the £20.0 million June 2025 bonds may be called for repayment by the bond holders at par in June 2010, June 2012, June 2015 or June 2020.

The convertible bonds are included in the balance sheet partly in non-current liabilities (2006: £64.1 million, 2005: £63.6 million) and partly in other reserves in shareholders’ equity (2006 and 2005:£28.5 million). The total face value of the convertible bonds is £89.6 million. The financial liabilty accrues over time to the face value, whereas the equity component remains fixed at the value at inception until the bonds are realised.

Property mortgage

At 31 December 2006, the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £6.2 million (CHF 14.9 million) (2005: £6.9 million (CHF 15.5 million)). The mortgage is in two tranches, both secured by the assets of SkyePharma AG. The first tranche of £2.4 million (CHF 5.8 million) bears interest at 3.875% and is repayable by instalments over 15 years semi-annually. The second tranche of £3.8 million (CHF 9.1 million) bears interest at 3.875% and is repayable by instalments over 46 years semi-annually.

Paul Capital funding liabilities

The Group entered into two transactions with Paul Capital in 2000 and 2002. Under these transactions Paul Capital provided a total of US$60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products.

Whilst the contractual arrangements with Paul Capital are royalty agreements under which royalties are payable on revenues earned and payments received, the proceeds received from Paul Capital meet the definition of financial liabilities under IAS 39, and are treated as financial liabilities accordingly. Royalties paid to Paul Capital are treated as repayment of the liabilities and notional interest is charged on the liabilities using the effective interest rate at inception of each agreement. The estimated payments to Paul Capital are discounted using each contract’s original effective interest rates of 24.5% of 29.8%. Any change in the estimated future payments to Paul Capital is recognised as income or expense in the income statement. Refer to Note 5 (Finance costs and income).

Subsequent to the year end the Group has completed a restructuring of the Paul Capital debt from an arrangement sharing royalties from a number of specified products into a fixed amortisable note of £47.3million (US$92.5million). The note will be increased by up to an additional £6.4million (US$12.5million) if worldwide sales of DepoDur™ (a product of the injectable business) reach certain thresholds, and the Group’s obligations in that regard will be reduced by its share of royalty receipts on certain products included in the injectable business sold subsequent to the year end, as explained in Note 7. The note is repayable in accordance with an amortisation schedule through to 2015. The Company has guaranteed to the lender the obligations of the Group in respect of this facility. As at 25 April 2007, the net present value of this liability, after paying a first instalment of $2.7 million (£1.4 million) amounted to $44.3 million (£22.1 million) compared with the value of $47.6 million (£24.3 million) included under the original arrangements in the 31 December 2006 balance sheet.

The restructuring of the Paul Capital debt is on substantially different terms from those applying to the royalty sharing arrangement and, therefore, will be treated in 2007 as a new financial liability arising on extinguishment of an original financial liability. The calculation of the Paul Capital funding liability at 31 December 2006 reflects relevant evidence from the restructuring only insofar as it affects estimated future payments due under the royalty sharing arrangement, and the reduction in liability accounts for the £20.1 million exceptional gain referred to in Note 5.

Finance lease liabilities

Obligations under hire purchase and finance leases are secured upon the assets to which they relate and as at 31 December 2006 £Nil (2005: £Nil) is guaranteed by SkyePharma PLC.

Maturity analysis of non-current borrowings

	As at 31 December 2006
	1 to 2 Years 2008	2 to 3 Years 2009	3 to 4 Years 2010	4 to 5 Years 2011	Over 5 Years From 2012	Total
	£m	£m	£m	£m	£m	£m
Convertible bonds	—	51.2	12.9	—	—	64.1
Property mortgage	0.3	0.3	0.3	0.3	4.8	6.0
Paul Capital funding liabilities	4.5	4.3	3.7	2.9	3.9	19.3
Finance lease liabilities	0.1	—	—	—	—	0.1

Non-current borrowings	4.9	55.8	16.9	3.2	8.7	89.5

Christofferson Robb facility

In December 2006 SkyePharma announced an agreement with a specialist lending entity domiciled in Ireland and advised by Christofferson Robb for a 10 year secured amortising loan facility of approximately £35.0 million. The facility comprises initial commitments of US$35.0 million and €26.5 million repayable over 10 years based on a minimum amortisation schedule. This schedule is based on expected receipts from milestone and royalties in respect of Coruno®, Lodotra™ and Requip® XL 24-hour™. Interest is generally charged on a quarterly basis at the respective US and Euro three month LIBOR rates plus a 5.85% margin. Half of the committed principal on each loan was drawn down in January 2007 and the balance must be drawn down by December 2007. In the event that the cumulative milestone and royalties received from these products are in excess of the minimum amortisation schedule and interest due, the balance will be applied to the prepayment of principal without penalty. The loan facility is secured by the assignment or charge over certain assets including the receipts in respect of Coruno®, Lodotra™, and Requip® XL 24-hour™. The three products are licensed for marketing to the Therabel Group, Nitec and GlaxoSmithKline respectively. There is also a covenant (negative pledge), not to grant further securities over the Group’s assets, including Flutiform™ intellectual property, and the requirement for prior consent from Christofferson Robb for certain transactions that could affect Christofferson Robb’s security and risk. There are provisions for the facility to be increased by a further US$15.0 million subject to due diligence and progress with a specific product development. In March 2007, the terms of the CRC Financing were amended in a number of respects: (i) from 22 March 2007, the interest charged on the first €7.5 million of the facility will be at the rate of Euro three month LIBOR plus 10.85%; (ii) the loan will be prepaid up to $10.0 million out of 50% of any Flutiform™ milestones received after 1 January 2009 (or on FDA approval if earlier); (iii) additional security will be provided of an assignment or charge over receipts in respect of two additional products (nisoldipine CR and zileuton CR); and (iv) a number of additional covenants and consents are incorporated in line with the Paul Capital refinancing. The security does not include Flutiform™. The Company has guaranteed to the lender the obligations of the Group in respect of this facility.

12 Provisions

Deferred Tax

	As at 31 December 2006	As at 31 December 2005 (restated)
	£m	£m
Beginning of the year	7.6	6.0
Issue of convertible bonds	—	1.8
Repayment of convertible bonds	—	(0.2)

End of the year	7.6	7.6

As required by IAS 12 (“Income Taxes”), provision for deferred tax relates to the temporary differences between the face value of the convertible bonds and the value at which they are included in liabilities in the balance sheet.

Pensions

	As at 31 December 2006	As at 31 December 2005
	£m	£m
Beginning of the year	1.9	1.7
Exchange	(0.1)	—
Actuarial losses	0.1	0.3
Charge for the year	—	(0.1)

End of the year	1.9	1.9

The provision relates to the Group’s retirement commitments under its defined benefit schemes in respect of its employees in Switzerland and France.

END